EXHIBIT 99.03
Sangui BioTech International , Inc.
1393 North Bennett Circle
Farmington, Utah 84025

c/o Sangui BioTech Gmbh
Alfred-Herrhausen-Str. 44
58455 Witten
SanguiBioTech presented wound management products at leading Jordan medical institutions

Witten, Germany, October 29, 2008 - Management and medical staff of SanguiBioTech GmbH held a series of presentations at leading medical institutions in the Kingdom of Jordan in the week of October 20, 2008. Visited were, among others, the central military hospital of the Royal Medicine Services, the headquarters of Jordan Civil Defence, which also directs Jordan's entire emergency rescue system, the King Abdullah University Hospital in Irbid (http://www.kauh.jo/kauh/english/index.aspx), as well as Jordan's largest health center, the Al Basheer Hospital in Amman.

Along with top representatives of the respective hospital managements high ranking surgeons and rescue doctors as well as directors of cardiological, dermatological, oncological and orthopedical departments participated in the meetings which were attended by about 20 to 30 persons each. Introduced were the Chitosan based wound dressings, i.e. the already registered CHITOSKIN dressings as well as the newly developed dressing for surgical applications. Moreover, the presentations extended to the wound healing system for chronic wounds including SCABREMOVE and HEMO2SPRAY. Products and concepts met thorough interest and were intensely discussed among the experts.

The series of presentations had been organized by Abu-Jabir Industrial and Marketing Consulting (www.abu-jabir.com). Besides its headquarters in Amman, Jordan, Abu-Jabir operates subsidiaries in the United Arab Emirates and in Egypt. Sharif Abu-Jabir, founder and president of this enterprise, emphasized: "Since the inception of our close cooperation with Sangui in spring 2007 we have established the basis for widespread business activities in the Arab countries. The current status lets us expect a sound and sustainable demand for Sangui products after having them registered." The distribution partner in Jordan will be the pharmaceuticals trading house Nobles Medical Supplies Company Ltd.

Sangui Managing Director Hubertus Schmelz was impressed by the success of the presentations: "We have had the opportunity to visit large, top modern and excellently equipped hospitals, which influence the wound care system of the entire Kingdom. The positive reactions of the medical experts as well as the highly professional support provided by Abu-Jabir and by its distribution partners give rise to considerable expectations for our future cooperation." It was too early, however, Schmelz added, to prepare a reliable time frame and business plan.

SanguiBioTech GmbH is a subsidiary of Sangui Biotech International, Inc.
(www.pinksheets.com: SGBI)

For more information please contact:

Joachim Fleing
Phone: +49 (160) 741 27 17
Fax: +49 (2302) 915 191
e-mail: fleing@sangui.de

Forward Looking Statements

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